EnCana completes C$500 million debt offering
CALGARY, Alberta (September 21, 2005) — EnCana Corporation (TSX, NYSE: ECA) has completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$500 million. The notes have a coupon rate of 3.60% and mature on September 15, 2008. The net proceeds of the offering will be used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
These debt securities are rated A- by Standard & Poor’s Ratings Service (S&P), Baa2 by Moody’s Investors Service Inc. and A(low) by Dominion Bond Rating Service (DBRS).
The offering was made in Canada under EnCana’s previously filed shelf prospectus dated August 31, 2005. CIBC World Markets Inc. and Scotia Capital Inc. acted as joint lead agents for the offering.
EnCana Corporation
With an enterprise value of approximately US$55 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Susan Grey
Analyst, Investor Relations
(403) 645-4751

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